BC FORM 51-102F3

Material Change Report

Item 1.   Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

LINUX GOLD CORP.

#240 – 11780 Hammersmith Way

Richmond, BC   V7A 5E9

Phone:  (604) 278-5996

Item 2.

Date of Material Change

State the date of the material change.

November 5, 2009

Item 3.

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National

Instrument 51-102.

November 5, 2009

The press release relating to this material change was distributed and filed by

Marketwire, Marketnews Publishing, Inc. and Stockwatch on November 5, 2009.

Item 4.

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The  Company  announced  that  it  has  completed  an  extensive  data  compilation  for  their

Dime   Creek,   Alaska   gold-platinum   property.

The   data   compilation,   produced   by

Thomas  K.  Bundtzen  (“Bundtzen”)  of  Pacific  Rim  Geological  Consulting,  Inc.,  is  to  be

used to facilitate future lode and placer exploration programs on the property.

Item 5.

Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some  examples  of  significant  facts  relating  to  the  material  change  include:  dates,  parties,  terms  and conditions,  description  of  any  assets,  liabilities  or  capital  affected,  purpose,  financial  or  dollar  values,

reasons  for  the  change,  and  a  general  comment  on  the  probable  impact  on  the  issuer  or  its  subsidiaries.

Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument

51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) of National Instrument 51-102.

Item 7.

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In  a  separate  letter  to  the  applicable  regulator  or  securities  regulatory  authority  marked  “Confidential”

provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In  certain  circumstances  where  a  material  change  has  occurred  and  a  material  change  report  has  been  or  is about  to  be  filed  but  section  85  of  the  Act  will  no  longer  or  will  not  be  relied  upon,  a  reporting  issuer  may nevertheless believe  one or more  significant facts  otherwise  required  to  be  disclosed  in the  material change report  should  remain  confidential  and  not  be  disclosed  or  not  be  disclosed  in  full  detail  in  the  material change report.

Item 8.

Executive Officer

Give   the   name   and   business   telephone   number   of   an   executive   officer   of   your   company   who   is

knowledgeable about the  material  change and  the  Report, or  an  officer  through  whom the  executive  officer may be contacted.

John G. Robertson

President

(604) 278-5996

Item 9.

Date of Report

DATED at Richmond, British Columbia this 6th  day of  November  , 2009.

LINUX GOLD CORP.

Per:

“John Robertson”

(Authorized Signatory)

John Robertson, President

(Print name and title)

SCHEDULE “A”

LINUX GOLD CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.linuxgoldcorp.com

N E W S  R E L E A S E

Linux Gold Corp.

(the “Company”)

Linux Gold Corp.: OTC BB: LNXGF

LINUX GOLD CORP. RECEIVES EXTENSIVE DATA ON THE DIME CREEK, ALASKA

GOLD/PLATINUM PROPERTY

For  Immediate  Release:  November  5,  2009,  Fairbanks,  Alaska   –  Linux  Gold  Corp.  (LNXGF  -

OTCBB),  is  pleased  to  announce  that  it  has  completed  an  extensive  data  compilation  for  their  Dime

Creek,   Alaska   gold-platinum   property.

The   data   compilation,   produced   by   Thomas   K.   Bundtzen

(“Bundtzen”)  of  Pacific  Rim  Geological  Consulting,  Inc.,  is  to  be  used  to  facilitate  future  lode  and  placer exploration  programs  on  the  property.  Bundtzen  managed  and  designed  the  exploration  programs  that took place in the 1990s, 2000, and 2001.

The compilation from Dime Creek and nearby gold-bearing stream basins included:

1/ Detailed microprobe analyses of placer platinum and gold recovered from six locations;

2/ Mineralogical analysis of bulk heavy mineral concentrate samples (17 samples);

3/ Rock chip sample program (33 samples);

4/ Detailed motorized auger soil sample program (404 samples);

5/ Ground magnetic survey.

6/  An  extensive  review  of  past  mineral  production  and  mine  activity  records  from  U.S.  Geological

Survey,  the  Alaska  Territorial  Department  of  Mines,  the  U.S.  Bureau  of  Mines,  and  mint  return records as found in unpublished Archival records.

Highlights of the overall data analysis are summarized:

     Dime  Creek  has  historically  produced  an  estimated  68,464  ounces  of  gold  and  198  ounces  of byproduct  platinum.  Dime  Creek  has  not  been  systematically  mined  with  modern  mechanized techniques.

     Multiple bench and modern stream gold-platinum placers occur on the Linux property.

     The  second  tier  and  higher  benches  in  upper  Dime  Creek  valley  are  interpreted  by  Bundtzen  to

be   ancestral  marine  strandline  (beach)   gold-platinum   placer   deposits  similar   to   the  placers

exploited  both  onshore  and  offshore  at  Cape  Nome.   This  suggests  that  marine  deposits  should

be explored for gold and PGE along strike for several kilometers.

     Microprobe   analysis   of   the   platinum   mineralization   indicates   a   rhodium-enriched   type   of

isoferroplatinum  that  averages  88.59  percent  platinum,  8.98  percent  iron,  about  1.0  percent

rhodium,  and  only  minor  amounts  of  other  PGE  metals.    When  combined  with  accompanying

gangue  mineral  identifications;  i.e.,  chrome-rich  diopside,  the  lode  source  is  probably  a  Ural-

Alaska intrusion complex.

     The gold in Dime creek is  of exceptionally high  fineness,  averaging  about  960  fine  (or  96% gold),

even  exceeding  average  high  fineness  placer  gold  found  in  Alaska.    It  contains  traces  of  quartz,

muscovite, and feldspar which suggest an origin in granitic rocks.

     Soils  collected  during  a  detailed  soil  survey  on  two  bench  levels  of  Dime  Creek  contained  up  to

160  ppb  gold,  174  ppb  platinum,  and  144  ppb  palladium  as  well  as  threshold  levels  of  copper,

chromium, and nickel.

     Results  from  the  2000  soil  sampling  program,  coupled  with  the  magnetic  signatures  of  mafic intrusions  and  granitic  signature  of  gold  (as  interpreted  from  microprobe  work)  suggest  lode  and placer target locations.

Linux  believes  that  the  data  compilation  constitutes  an  important  information  source  that  will  be  utilized during the design of a placer and lode exploration program on its Dime Creek claims. A previous report by

Thomas  K.  Bundtzen,  recommends  a  100  hole,  3000  feet  drilling  program  to  begin  the  due  diligence  on the  placer  resource  and  drill  2  to  4  holes  on  the  Platinum  lode  targets.  (See  News  Release  dated  May  5,

2009.)

Qualified Person

The  mineral data  described  above was prepared by Thomas  K. Bundtzen, P. Geo., BS, MS, CPG-10912,

ABSLN#279639,  President  of  Pacific   rim  Geological  Consulting,  Inc.,  of  Fairbanks,  Alaska,  who  is

independent  of  the  Company  as  defined  in  NI43-101.    Bundtzen  is  a  Certified  Professional  Geologist

(CPG)  with  the  American  Institute  of  Professional  Geologists  (AIPG).   Bundtzen  is  a  Qualified  Person  as

defined  in  NI  43-101  and  also  qualifies  under  the  rules  stated  by  the  U.S.  Securities  and  Exchange

Commission (“SEC”), and has verified the data contained in this news release for accuracy.

ABOUT LINUX GOLD CORP

Linux  Gold  Corp.  is  involved  in  exploration  of  mineral  properties.  Our  current  plans  are  to  joint  venture and  explore  our  gold  properties  in  Alaska.  Linux  Gold  Corp.  owns  247  State  of  Alaska  mining  claims  at several  locations  near  Granite  Mountain  on  the  eastern  Seward  Peninsula  of  Alaska.  Linux  Gold  Corp.

owns  100%  interest  in  the  Dime  Creek  property  in  Alaska  with  gold  and  platinum  values  located  in  the

Placer Creek, drilling is recommended this year. Linux Gold Corp. also owns a 50% interest in 30 mineral claims  known  as  the  Fish  Creek  Prospect,  located  in  the  Fairbanks  Mining  Division  in  Alaska.  Linux  Gold

Corp. optioned a 50% interest in the Fish Creek claims to Teryl Resources Corp. (TRC-V), retaining a 5%

net  smelter  return  or  may  convert  into  a  25%  working  interest.  Linux  has  also  staked  mineral  exploration claims  covering  6,400  acres  in  the  Livengood-Tolovana  Mining  District,  in  the  State  of  Alaska  near

International Tower Hill’s gold property (Symbol: ITH)

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson

President

Contact:

John Robertson

800-665-4616

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans  and operations,  and  capital  expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and  uncertainties,

certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or  implied  by  the  forward-looking statements  contained  in  this  press  release.  Readers  of  this  press  release  are  cautioned  not  to  place  undue  reliance  on  any  such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be  incorrect,

including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development  projects,  planned  expansions  or  other  projects  within  the  timelines  anticipated;  the  accuracy  of  reserve  and  resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties;

financing  requirements;  changes  in  laws,  rules  and  regulations  applicable  to  Linux,  and  changes  in  how  they  are  interpreted  and

enforced,    delays  resulting  from  or  inability  to  obtain  required  regulatory  approvals  and  ability  to  access  sufficient  capital  from internal  and  external  sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,

increased  competition,  the  lack  of  availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,  stock  market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements  could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those described  in  the  Company's  Financial  Statements,  Management  Discussion  and  Analysis  and  Material  Change  Reports  filed  with the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F  annual  report  filed  with  the

United  States  Securities  and  Exchange  Commission  at  www.sec.gov.   Accordingly,  no  assurances  can  be  given  that  any  of  the events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of  them  do  so,  what  benefits,  including  the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,  whether written  or  oral,  attributable  to  the  Company  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety  by  these cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are  made  as  at  the  date  of  this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as  may  be  required  by  applicable  securities laws.